Via EDGAR

August 27, 2007

United States Securities and Exchange Commission

Washington, DC 20549

Attention: Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Biovest International, Inc.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Form 10-Q for the Quarterly Period Ended December 31, 2006

File No. 000-11480

Dear Mr. Rosenberg:

Biovest International, Inc. (“Biovest”, or the “Company”) has received your correspondence dated July 27, 2007 regarding the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) to the above-referenced Form 10-KSB and Form 10-Q of the Company (the “Comment Letter”); We have previously on August 20, 2007 responded to all comments other than Comment No. 4, to which we promised a separate supplemental response. With respect to that Comment No. 4, the Company hereby responds as follows:

Comment No. 4:

Please refer to your response to our prior comment number six. Specifically, direct us to the accounting for these warrants. It is unclear how you determined that these warrants should be directly deducted from equity, and not expensed in the statement of operations. Please clarify this fact. Also, please provide us in disclosure type format a revised description of these warrants in the consolidated statement of shareholder’s deficit, as the description “stock based compensation” may be confusing. Include in your proposed disclosure what debt deferred financing costs on the balance sheet relate to, quantifying the amount of deferred costs related to each financing. If any deferred costs relate to the NMTC financing explain why deferral is appropriate as you have not accounted for the transaction as debt.

Response to Comment No. 4:

In our response to prior comment number six we state the fair value of the warrant issued to Telesis CDE was approximately $517,000. In light of your current comment regarding “stock based compensation” we assume you are referring to our Consolidated Statement of Shareholders’ Deficit, specifically the line item “stock based compensation” which shows an increase in additional paid-in capital of $517,000 for the 12 months then ended. This line item is unrelated to the NMTC transaction and refers instead to compensation paid to employees in the form of stock options. The warrants issued to Telesis CDE are included under the line item “Warrants issued with financing transaction” in our Statement of Shareholders’ Deficit. The issuance of these warrants was treated as an equity financing, which is consistent with our conclusion that the overall transaction represented an equity investment in a consolidated VIE and thus these warrants were accounted for as both a debit and a credit to additional paid-in capital. The remaining items that comprise the balance of $505,000 in the line item “Warrants issued with financing transaction” are 1.0 million warrants issued to guarantors of the NMTC transaction (Fair Value $460,000 discussed in our response to comment #6) and warrants issued to Pulaski Bank in connection with a $2 million note payable (fair value $45,000, not related to the NMTC transaction), both of which were expensed in the statement of operations upon issuance.

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606
www.biovest.com tel: 813 864 2554 fax: 813 258 6912

Deferred financing costs consisted of the following at September 30, 2006:

NMTC legal fees paid by the Company or its wholly owned subs to 3rd parties	$130,000
NMTC legal and other administrative fees paid by VIEs to 3rd parties	240,000
Management fees paid by VIEs to 3rd parties	360,000
Legal fees paid for Laurus Financing	35,000
Fees paid for Pulaski Bank Financing	97,000

Total	862,000

Less: amortization	(86,000)
Deferred financing costs	$776,000

Upon re-examination of the accounting for financing costs related to the NMTC transaction, the Company has concluded that deferral and accretion of these costs may not have been appropriate since we have accounted for the NMTC transaction as an equity investment. Certain fees in the table above should have instead been treated as a reduction in minority interest, equity financing costs, or prepaid expenses. The Company feels that the effect of these changes (primarily reclassifications to the balance sheet) are immaterial to its overall financial results as the proposed adjustment reflected in exhibit B, included with this response, shows that the cumulative effect of this adjustment would result in a change of 4.0% of total assets, 7.3% of Non-Controlling Interest in VIEs, and 0.5% of total stockholders’ deficit as of September 30, 2006, and 0.4% of net income for the year ended September 30, 2006. In light of this, the Company respectfully requests that the Staff accept the cumulative correction included in exhibit B through June 30, 2007, which the Company plans to record in its Form 10-K for the year ended September 30, 2007 as an alternative to restatement of results for the periods ending September 30, 2006, December 31, 2006, March 31, 2007 and June 30, 2007.

We appreciate the Staff’s comments. If you or the Staff have any further comments or questions, please contact our Director of Legal Affairs, David Moser at (813) 864-2554, or our outside counsel, Barry Grossman, Esq. at (212) 370-1300 or bigrossman@egsllp.com.

Sincerely,

By:	/s/ James A. McNulty
Name:	James A. McNulty
Title:	Chief Financial Officer

324 S Hyde Park Avenue Suite 350 Tampa, Florida 33606
www.biovest.com tel: 813 864 2554 fax: 813 258 6912

Biovest International, Inc.

Exhibit B

Debit/(Credit)

	Total Assets	Non-Controlling Interest in VIE	Total Stockholders’ Deficit	Net Loss
Nine mo ended 6/30/06:
As previously reported	10,880,000	(3,600,000)	12,788,000	9,910,000
adjustment	(358,000)	252,000	106,000	(24,000)

As restated	10,522,000	(3,348,000)	12,894,000	9,886,000

% Difference	3.3%	7.0%	0.8%	0.2%
Year ended 9/30/06:
As previously reported	8,444,000	(3,600,000)	16,520,000	13,652,000
adjustment	(340,000)	264,000	76,000	(54,000)

As restated	8,104,000	(3,336,000)	16,596,000	13,598,000

% Difference	4.0%	7.3%	0.5%	0.4%
through 12/31/06:
As previously reported	8,960,000	(6,000,000)	14,074,000	23,950,000
adjustment	(325,000)	276,000	49,000	(81,000)

As restated	8,635,000	(5,724,000)	14,123,000	23,869,000

% Difference	3.6%	4.6%	0.3%	0.3%
through 3/31/07:
As previously reported	8,439,000	(5,596,000)	18,029,000	29,400,000
adjustment	(310,000)	288,000	22,000	(108,000)

As restated	8,129,000	(5,308,000)	18,051,000	29,292,000

% Difference	3.7%	5.1%	0.1%	0.4%
through 6/30/07:
As previously reported	6,932,000	(5,411,000)	30,003,000	41,443,000
adjustment	(278,000)	170,000	108,000	(22,000)

As restated	6,654,000	(5,241,000)	30,111,000	41,421,000

% Difference	4.0%	3.1%	0.4%	0.1%

Summary:

At 09/30/06 Deferred financing costs related to NMTC financing were as follows:

Biovest legal fees	130,000	these should instead have been deducted from Biovest APIC
VIE legal and accounting fees	240,000	these should instead have been deducted from VIE APIC and thus be part of NCI in VIEs upon consolidation
Management Fee paid by VIEs	360,000	these should instead have been shown as a prepaid asset on VIEs balance sheet, note this is already reflected as such in the Company’s 06/30/07 Form 10-Q
amortization	(54,000)	should be reversed as amounts will be deducted from APIC above except for amortization of management fee which will be amortized over 7.5 years on VIE operating statement and thus reflect in NC Interest in earnings on Biovest consolidated financials. Note this is already reflected as such in the Company’s 06/30/07 Form 10-Q